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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02053672

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18236

SEC MAIL PROCESSING RECEIVED OCT 0 1 2002 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gore Horvath, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9732 Dellafield Circle
(No. and Street)

Huntington Beach, CA 92646
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirt Ashman 714 426-7600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, LA CA 90064
(Address) (City) (State) (Zip Code)

PROCESSED NOV 0 6 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirt Ashman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gore Horvath, Inc., as of June 30, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature]
Notary Public

NICHOLAS R. KLINE
Commission # 1195952
Notary Public — California
Orange County
My Comm. Expires Oct 5, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes ~~in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2002

GORE-HORVATH, INC.

9732 Dellafield Circle
Huntington Beach, CA 92646

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Gore-Horvath, Inc.
Huntington Beach, California

I have audited the accompanying statement of financial condition of Gore-Horvath, Inc., as of June 30, 2002 and the related statements of income (loss), cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Gore-Horvath, Inc. as of June 30, 2002 and the results of its operations, cash flows and changes in stockholders' equity for the year then ended in conformity with United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule on pages 10 and 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

Los Angeles, California
September 23, 2003

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

GORE-HORVATH, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash		
Checking	$	7
Savings		2
Total cash		9
Clearing broker deposit		10,603
Property and Equipment, at cost, net of accumulated depreciation of $26,610		14,871
TOTAL ASSETS	$	25,483

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accrued expenses			$	1,752
TOTAL LIABILITIES				1,752
STOCKHOLDERS' EQUITY				
Common stock, no par value, 1,000,000 shares authorized; 206,860 shares outstanding	$	88,000		
Paid-in capital		98,431		
Retained earnings (deficit)		(162,700)		23,731
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	25,483

See accompanying notes to financial statements

GORE-HORVATH, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED JUNE 30, 2002

REVENUES	
Commissions	$ 15,754
Interest income	220
TOTAL REVENUES	15,974
OPERATING EXPENSES (See Schedule)	32,000
LOSS BEFORE TAX PROVISION	(16,026)
INCOME TAX PROVISION	800
NET LOSS	$ (16,826)

See accompanying notes to financial statements

GORE-HORVATH, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, June 30, 2001	206,860	$ 88,000	$ 88,931	$ (145,874)	$ 31,057
Paid in capital			9,500		9,500
Net Income				(16,826)	(16,826)
Balance, June 30, 2002	206,860	$ 88,000	$ 98,431	$ (162,700)	$ 23,731

See accompanying notes to financial statements

GORE-HORVATH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

Cash Flows from Operating Activities:		
Net income (loss)	$	(16,826)
Depreciation and amortization		5,270
Changes in operating assets and liabilities:		
Clearing broker deposit		273
Commissions receivable		2,801
Commissions payable		(2,383)
Accrued expenses		(1,868)
Net cash provided (required) by operating activities		(12,733)
Cash Flows from Investing Activities		
Property, plant and equipment		0
Cash Flows from Investing Activities		0
Cash Flows from Financing Activities		
Paid in Capital		9,500
Cash Flows from Financing Activities		9,500
Net decrease in cash		(3,233)
Cash at beginning of year		3,242
Cash at June 30, 2002	$	9
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for state income tax	$	800

See accompanying notes to financial statements

GORE-HORVATH, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business - Gore-Horvath, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the national Association of Securities Dealers (NASD).

The Company was incorporated under the laws of the State of California on January 28, 1986. On March 25, 1986, the Company registered as broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company holds no securities for the account of customers. The Company's office and operation are located in Long Beach, California. The Long Beach office was opened during January, 1997. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, and sales of annuities for several insurance companies.

Statement of Cash Flows - For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Accounting Methods - The Company employs the accrual method of accounting for both financial reporting purposes and federal and state income tax reporting purposes. Commission trails are accounted for on the cash basis of accounting.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities Transactions - Customers' securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE 2 - PROVISION FOR INCOME TAXES

At June 30, 2002 the Company has net operating losses (NOL) carry-forwards of approximately $127,000. At June 30, 2002 the provision for income taxes consists of $800 minimum state franchise tax.

No deferred asset will be recognized on the tax benefit resulting from the NOL until the Company becomes profitable. At such time the tax benefit, will be reported as a direct addition to paid in capital.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

Wedbush, Morgan Securities Clearing Agreement - The Company participates in a clearing agreement with Wedbush, Morgan Securities ("WBS"). Under the terms of the WBS agreement, WBS acts as sole clearing agent and carries all of the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are reported as assets and liabilities of WBS. The Company, as introducing broker, shares in gross commissions on a percentage basis with WBS and is responsible for the collection of the margin required to support transactions in margin accounts, for any losses sustained by WBS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold, or for any losses sustained by WBS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the WBS agreement, the Company maintains a cash balance with WBS. At June 30, 2002 this balance was in the amount of $10,876.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by WBS. As the agreement between the Company and WBS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill customer's obligations.

The company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information from WBS on a daily basis.

GORE-HORVATH, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 4 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See pages 10 and 11 for the net capital computation

NOTE 5 - NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. RESTRICTIONS (NASD)

On June 23, 1998, the Company had been granted continued membership in the NASD with certain restrictions. The Company did not fully meet each of the standards contained in NASD Rule 1014. As a result, the membership of Gore Horvath, Inc. was granted subject to the following restrictions:

1. Gore Horvath, Inc. will not engage in private placements or public distributions of any security.

2. Gore Horvath, Inc. shall limit the number of associated persons (i.e., registered and unregistered) who interface with the public as part of its sales efforts to not more than seven registered representatives. This number is inclusive of principals, registered representatives, trainees, cold callers, connectors, or anyone employed in similar capacities.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Gore-Horvath, Inc.
Huntington Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended June 30, 2002 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Elizabeth Tractenberg, CPA

Los Angeles, California
September 23, 2002

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

GORE-HORVATH, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JUNE 30, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	23,731
Nonallowable assets - page 10		15,474
NET CAPITAL	$	8,257

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	117
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	3,257
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	8,082

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	1,752
Percentage of aggregate indebtedness to net capital		21%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	8,258
Audit adjustments		
Rounding		(1)
Net capital, per audited financial statements	$	8,257

See accompanying notes to financial statements

GORE-HORVATH, INC.
NON-ALLOWABLE ASSETS
JUNE 30, 2002

NON-ALLOWABLE ASSETS		
Property and Equipment, at cost, net of accumulated depreciation of $26,610	$	14,871
Clearing account - other receivable		603
TOTAL	$	15,474

See accompanying notes to financial statements

GORE-HORVATH, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2002

Auto expense	$	465
Clearing broker fees		4,222
Commissions		2,794
Depreciation and amortization		5,270
Insurance		460
Miscellaneous expenses		1,727
Office expenses		1,096
Outside services		7,853
Postate and delivery		453
Professional fees		6,070
Rent		442
Taxes and licenses		354
Telephone		794
TOTAL OPERATING EXPENSES	$	32,000

See accompanying notes to financial statements

PART II

GORE-HORVATH, INC.

INDEPENDENT ACCOUNTANT'S
REPORT ON INTERNAL ACCOUNTING CONTROL

JUNE 30, 2002

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Gore-Horvath, Inc.
Huntington Beach, California

In planning and performing my audit of the financial statements of Gore-Horvath, Inc. (the "Company") for the year ended June 30, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by Gore-Horvath, Inc. that I considered relevant to the objectives stated in Rule 17a- 5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of June 30, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA

Los Angeles, California
September 23, 2002